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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-3
                                (Amendment No.4)

                        Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and
                      Rule 13e-3 (ss.240.13e-3 thereunder))


                         THE ARNOLD PALMER GOLF COMPANY
                                (Name of Issuer)

                         THE ARNOLD PALMER GOLF COMPANY
                           APGC HOLDINGS COMPANY, LLC
                             APGC ACQUISITION CORP.
                                 JOHN T. LUPTON
                 THOMAS CARTTER LUPTON TRUST FBO JOHN T. LUPTON
                                    AND ISSUE
                                ARNOLD D. PALMER
                       (Name of Persons Filing Statement)

                          Common Stock, $0.50 Par Value
                         (Title of Class of Securities)

                                  696765 10 06
                      (CUSIP Number of Class of Securities)

                              Hugh F. Sharber, Esq.
                               Miller & Martin LLP
                               832 Georgia Avenue
                                   Suite 1000
                              Chattanooga, TN 37402
                          Telephone No. (423) 756-6600
                             Fax No. (423) 785-8480

        (Name, Address, and Telephone and Fax Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                            ------------------------





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This statement is filed in connection with (check the appropriate box):

[X] a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ] b. The filing of a registration statement under the Securities Act of 1993.

[ ]  c.  A tender offer.

[ ]  d.  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies [ ]

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                            CALCULATION OF FILING FEE

Transaction Valuation (1):  $2,795,979.60
Amount of Filing Fee (1):         $559.20

(1) Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the "Act"). The transaction applies to an aggregate of 2,329,983 shares of common stock, $0.50 par value (the "Common Stock"), of The Arnold Palmer Golf Company, calculated as follows: 3,927,700 shares of Common Stock issued and outstanding less 1,597,717 shares of Common Stock then owned by APGC Holdings Company, LLC ("Parent") or any affiliate of Parent. The proposed maximum aggregate value of the transaction is $2,795,979.60 calculated as follows: the product of (a) 3,927,700 shares of Common Stock issued and outstanding (less 1,597,717 shares of Common Stock then owned by Parent or any affiliate of Parent) and (b) $1.20. In accordance with Rule 0-11 under the Act, the filing fee is determined by multiplying the transaction valuation by one-fiftieth of one percent.

         [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $559.20
Filing Party:  The Arnold Palmer Golf Company
Form or Registration No.: Preliminary Proxy Statement on Schedule 14A Date Filed: June 17, 1999



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                                  INTRODUCTION

         This Amendment No. 4 (the "Final Amendment") on Schedule 13E-3 amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed by The Arnold Palmer Golf Company (the "Company"), a Tennessee corporation, APGC Holdings Company, LLC (the "Parent"), a Delaware limited liability company, and APGC Acquisition Corp. ("Merger Sub"), a Tennessee corporation, on June 17, 1999, as amended and supplemented by Amendment No. 1 thereto filed on July 30, 1999, Amendment No. 2 thereto filed on August 16, 1999, and Amendment No. 3 thereto filed on August 23, 1999 (as amended and restated, the "Statement"), in connection with a proposal to approve an Agreement and Plan of Merger, dated as of June 3, 1999, among the Company, the Parent and the Merger Sub.

         This Final Amendment is being filed, pursuant to Rule 13E-3(d)(3), to report the results of the transaction which is subject of this Statement.

         Capitalized terms used herein not otherwise defined shall have the meanings ascribed to such terms in this Statement. Except as expressly set forth in the Final Amendment, all information in this Statement remains unchanged.

         ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in Item 10 of the Statement is hereby amended and supplemented as follows:

         As a result of the Merger and the transactions consummated in connection therewith, each outstanding share of the Company's Common Stock, other than 1,000 Company Shares held by each of Arnold D. Palmer, John T. Lupton and the Thomas Cartter Lupton Trust f/b/o John T. Lupton (the "Continuing Shareholders"), is owned by Holdings. The Continuing Shareholders each hold an approximate 0.06% direct equity interest in the Company. John T. Lupton, through his membership interest in Holdings, holds an approximate 63.5% indirect equity interest in the Company. The Lupton Trust, through its membership interest in Holdings, holds an approximate 20.3% indirect equity interest in the Company. Arnold D. Palmer, through his membership interest in Holdings, holds an approximate 14.0% indirect equity interest in the Company. Cindy L. Davis, through her membership interest in the Holdings, holds an approximate 2.0% indirect equity interest in the Company.

         ITEM 16. ADDITIONAL INFORMATION.

         The information set forth in Item 16 of the Statement is hereby amended and supplemented as follows:

         The Merger Agreement and the transactions contemplated thereby were approved by the shareholders of the Company at the Special Meeting held on September 22, 1999, and the transactions described in this Statement were consummated on September 22, 1999. The Company filed Articles of Merger with the Secretary of State of Tennessee on September 22, 1999, and the Merger became effective on that date.

         Each share of common stock of the Company that was issued and outstanding immediately prior to the Effective Date, other than shares held by Parent and 1,000 shares held by each of the



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Continuing Shareholders and shares held by shareholders who have perfected their right to dissent under Tennessee law, was converted as of the Effective Time into the right to receive $1.20 per share in cash, in accordance with the Merger Agreement.

         Because the Company, as a result of the Merger, has only four shareholders, the Company has filed on September 23, 1999, certification on Form 15 pursuant to the Rule 12g-4 to provide notice of termination of the registration of the common stock of the Company under the Securities and Exchange Act of 1934 and to suspend all reporting requirements thereunder.



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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       THE ARNOLD PALMER GOLF COMPANY


September 30, 1999                     By: /s/ Joel W. Richardson, Jr.
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                                       Title:  Secretary
                                              ----------------------------------



                                       APGC HOLDINGS COMPANY, LLC



September 30, 1999                     By:  /s/ Joel W. Richardson, Jr.
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                                       Title: Secretary
                                              ----------------------------------



                                       APGC ACQUISITION CORP.



September 30, 1999                     By: /s/ Joel W. Richardson, Jr.
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                                       Title: Secretary
                                              ----------------------------------




September 30, 1999                     /s/ John T. Lupton
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                                       JOHN T. LUPTON



                                       THOMAS CARTTER LUPTON TRUST FBO
                                          JOHN T. LUPTON AND ISSUE



September 30, 1999                     By:  /s/ Joel W. Richardson, Jr.
-------------                               ------------------------------------
                                            Joel W. Richardson, Jr.
                                            Trustee



September 30, 1999                     By: /s/ John T. Lupton
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                                            John T. Lupton
                                            Trustee


                                       By: /s/ David S. Gouzenbach
                                           -------------------------------------
                                           David S. Gouzenbach
                                           Trustee


September 30, 1999                     /s/ Arnold D. Palmer
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                                       ARNOLD D. PALMER





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